Filed pursuant to Rule 433
Registration Statement no. 333-140456
Dated June 5, 2008

Absolute Return Trigger Note
Linked to the S&P 500® Index

June 5, 2008
Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	S&P 500® Index (Bloomberg Ticker “SPX”)

Specified Currency:	United States Dollars (USD)

Face Amount:	Each note will have a face amount equal to $1,000; $10,000,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the Trade Date but prior to the Settlement Date at an issue price (and underwriting discount and net proceeds) that differs from the Original Issue Price

Issue Price:	100% of face amount

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Trade Date:	June 5, 2008

Settlement Date:	June 19, 2008

Stated Maturity Date:	December 21, 2009, unless postponed one day due to non-business days

Determination Date:	December 7, 2009, unless postponed due to a market disruption event

Initial Index Level:	1,389.44

Final Index Level:	The closing level of the Underlying Index on the Determination Date

Index Range:	The range of index levels that are greater than or equal to the “lower limit of the index range” and less than or equal to the “upper limit of the index range”

Upper Limit of the Index Range:	1,729.852 (124.50% of the Initial Index Level)
Lower Limit of the Index Range:	972.608 (70.00% of the Initial Index Level)

Index Return:	The result of (1) the Final Index Level minus the Initial Index Level divided by (2) the Initial Index Level, expressed as a percentage

Absolute Index Return:	The absolute value of the Index Return, expressed as a percentage

Participation Rate:	150%

Payment Amount:
On the stated maturity date, for each $1,000 face amount, you will receive an amount in cash per note equal to:

If the underlying index level remains within the index range at all times during each trading day within the measurement period, then

$950 + (absolute index return x participation rate x $1,000 face amount)

If the underlying index level falls outside of the index range at any time during any trading day within the measurement period, then

$950

Measurement Period:	Any trading day from but not including the Trade Date up to and including the Determination Date

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

CUSIP:	282645597

ISIN:	US2826455972

Net Proceeds to Issuer:	99.75% of face amount

Time of Trade:	11:24 am, June 5, 2008, NY time

Disclaimers

“Standard & Poor’s®”, “S&P®”, and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The pricing supplement will contain a more detailed description of the limited relationship Standard & Poor’s® has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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